UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Exchange Act of 1934

(Amendment No. 14)

LIFELINE SYSTEMS, INC.

(Name of Issuer)

Common Stock, $.02 par value

(Title of Class of Securities)

532192 10 1 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 532192 10 1	13G	Page 1 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) L. Dennis Shapiro
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.    SOLE VOTING POWER

                901,453 (beneficial interest disclaimed in 8,248)

  6.    SHARED VOTING POWER

                448,088 (beneficial interest disclaimed in 448,088)

  7.    SOLE DISPOSITIVE POWER

                901,453 (beneficial interest disclaimed in 8,248)

  8.    SHARED DISPOSITIVE POWER

                448,088 (beneficial interest disclaimed in 448,088)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,349,541
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.7%
12.	TYPE OF REPORTING PERSON IN

AMENDMENT NO. 14 TO SCHEDULE 13G

Item 1	(a).	Name of Issuer:

Lifeline Systems, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

111 Lawrence Street
Framingham, MA 01702-8156

Item 2	(a).	Name of Person Filing:

L. Dennis Shapiro

Item 2	(b).	Address of Residence:

24 Essex Road
Chestnut Hill, MA 02467

Item 2	(c).	Citizenship:

United States

Item 2	(d).	Title of Class of Securities:

Common Stock, Par Value $.02

Item 2	(e).	CUSIP Number:

532192 10 1

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

This item is not applicable

Item 4.	Ownership:

	a.	Amount beneficially owned as of December 31, 2004: 1,349,541 shares, except as this amount may be limited by the explanations contained in paragraphs 2 through 5 below:

		1.	893,205 shares are owned directly by Mr. Shapiro (includes 48,001 shares which Mr. Shapiro had the right to acquire within sixty days of December 31, 2004).

		2.	8,248 shares are in the name of Mr. Shapiro as custodian for his children. Mr. Shapiro has sole voting and dispositive power over such shares, but he disclaims any beneficial interest.

		3.	53,714 shares are in the name of Mr. Shapiro’s children. Mr. Shapiro has shared voting and shared dispositive power over such shares, but he disclaims any beneficial interest.

		4.	71,624 shares are held by Mr. Shapiro’s wife. Mr. Shapiro has shared voting and shared dispositive power over such shares, but he disclaims any beneficial interest.

		5.	322,750 shares are held in various trusts of which Mr. Shapiro and/ or his wife are trustees for various family members. Mr. Shapiro has shared voting and shared dispositive power over such shares, but he disclaims any beneficial interest.

	b.	Percent of class: 9.7%

	c.	Number of shares as to which such person has:

		(i)	sole power to vote or direct the vote: 901,453 shares (which includes 48,001 shares which Mr. Shapiro has the right to acquire within sixty days after December 31, 2004);

		(ii)	shared power to vote or direct the vote: 448,088 shares;

		(iii)	sole power to dispose of or to direct the disposition of: 901,453 shares (which includes 48,001 shares which Mr. Shapiro has the right to acquire within sixty days after December 31, 2004); and

		(iv)	shared power to dispose of or to direct the disposition of: 448,088 shares.

Item 5.	Ownership of Five Percent or Less of a Class:

This Item is inapplicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Mr. Shapiro holds 8,248 shares as custodian for his children. These children have the right to receive any dividends which may be declared and any proceeds from the sale of these securities.

Mr. Shapiro’s children own 53,714 shares and have the right to receive any dividends which may be declared and any proceeds from the sale of these securities.

Mr. Shapiro’s wife owns 71,624 shares and has the right to receive any dividends which may be declared and any proceeds from the sale of these securities.

Mr. Shapiro and/or his wife hold 322,750 shares as trustees of various trusts for various family members. The trusts, in which Mr. Shapiro holds no interest, have the right to receive any dividends which may be declared and any proceeds from the sale of these securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

This Item is inapplicable.

Item 8.	Identification and Classification of Members of the Group:

This Item is inapplicable.

Item 9.	Notice of Dissolution of Group:

This Item is inapplicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ L. Dennis Shapiro
L. Dennis Shapiro

Dated: February 18, 2005